SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549



                               SCHEDULE 13D
                              (Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                       Level 3 Communications, Inc.
                           (Name of Issuer)

            Class R Convertible Common Stock $0.01 Par Value
                  (Title of Classes of Securities)

                                 N/A
                            (CUSIP Number)

                        Michael F. Norton, Esq.
                          1000 Kiewit Plaza
                        Omaha, Nebraska 68131
                   Telephone Number: (402) 342-2052
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             March 31, 1998
        (Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ----.

     	Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                   (Continued on following pages)

                         (Page 1 of 4 Pages)



CUSIP No.   N/A                  13D                Page 2 of 4 Pages

1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      	Richard Geary

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   ----
                                                        (b)   ----

3 SEC USE ONLY

4 SOURCE OF FUNDS*
   	OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       ----

6 CITIZENSHIP OR PLACE OF ORGANIZATION
   	U.S.A.

NUMBER OF       7  SOLE VOTING POWER
SHARES               430,668
BENEFICIALLY    8  SHARED VOTING POWER
OWNED BY             0
EACH            9  SOLE DISPOSITIVE POWER
REPORTING            430,668
PERSON WITH    10  SHARED DISPOSITIVE POWER
                     0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      	430,668

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*                              ----

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       	6.6%

14 TYPE OF REPORTING PERSON*
       	IN


CUSIP No.   N/A                   13D               Page 3 of 4 Pages

Item 1.	Security and Issuer.

	The class of securities to which this statement relates is the $0.01 par value Class R Convertible Common Stock ("Class R Stock") of Level 3 Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3555 Farnam Street, Omaha, Nebraska 68131. Each share of Class R Stock is convertible into the $0.01 par value common stock ("Common Stock") of the Issuer at such times and in the ratio specified in the Issuer's Restated Certificate of Incorporation ("Certificate"), and votes with the shares of Common Stock on an as converted basis. Assuming a Common Stock trading price of $74.25 (the reported NASDAQ closing price of the Common Stock on April 1, 1998), all of the issued and outstanding shares of Class R Stock would represent less than 2% of the total voting stock of the Issuer.


Item 2.	Identity and Background.

	This statement is being filed by Richard Geary, an individual ("Investor"), whose business address is 215 V
Street, Vancouver, Washington 98661. The Investor is an Executive Vice President of Peter Kiewit Sons', Inc. ("PKS"), and conducts his employment at PKS' offices located at 215 V Street, Vancouver, Washington 98661. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Investor acquired his Class R Stock through a stock dividend in connection with a transaction (the "Transaction") separating the construction business and the diversified business of the Issuer into two independent companies. The Transaction is described in the Registration Statement filed by the Issuer and PKS on Form S-4 (Registration No. 333-34627).

Item 4.	Purpose of Transaction.

	The Investor acquired his Class R Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

	The Investor is the beneficial owner of 430,668 shares of Class R Stock. This amount represents 6.6% of the Issuer's issued and outstanding Class R Stock. The Investor retains both voting and investment power over such shares of Class R Stock. The Investor acquired his Class R Stock on January 2, 1998. Prior to the consummation of the Transaction on March 31, 1998, the Class R Stock possessed no voting rights. Assuming a Common Stock trading price of $74.25, the Investor's shares of Class R Stock would represent less than 0.1% of the total voting stock of the Issuer.

CUSIP No.   N/A                   13D                 Page 4 of 4 Pages


Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

None, except as otherwise specified in the Certificate.

Item 7.	Material to be Filed as Exhibits.

	None.


                                  SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        		April 6, 1998
                                             (Date)

                                         /s/ Richard Geary
                                           (Signature)

                                           		Richard Geary
                                             (Name)